FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

Cardone Non Accredited Fund, LLC

Commission File No. 024-12283

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Richard R. Robinette, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: richard@crowdfundinglawyers.net

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of Cardone Non Accredited Fund, LLC, formerly known as Cardone Equal Opportunity Fund 2, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

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CARDONE NON ACCREDITED FUND, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2023

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PART II

Cardone Non Accredited Fund, LLC

Item 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Non Accredited Fund, LLC is a Delaware limited liability corporation formed to primarily invest directly or indirectly in multifamily apartment complexes and commercial properties located throughout the United States.

As of June 30, 2023, the Company had not yet commenced operation. On September 28, 2023, the Company began accepting subscription agreements from investors as part of an approximately $75 million offering under Regulation A Plus.

Results of Operations

For the six months ended June 30, 2023

We generated no revenues for the six months ended June 30, 2023 and the six month period ended June 30, 2022. The Company did not have any business activities during either of those periods.

Total expenses

For the six months ended June 30, 2023 we have generated expenses of $400, compared with $835 for the period from inception to June 30, 2022.

 Assets

As of June 30, 2023 and December 31, 2022, we had $71,917 in deferred offering costs. Our Cash went from $25,100 to $4,700 in large part to repay $20,000 in expenses which had originally been paid by a related party.

Liabilities

As of June 30, 2023, we have $73,391 in related party advances, compared with $93,391 as of December 31, 2022.

Liquidity and Capital Resources

As of June 30, 2023, the Company had $4,700 in cash, $71,917 in deferred offering costs, and total liabilities of $73,391. The Company hopes to raise $75,000,000 in this Offering with a minimum of $5,000,000 in funds raised. If we are successful at raising the minimum amount of this Offering, we believe that such funds will be sufficient to fund our expenses over the next twelve months. As of December 15, 2023 the Company has received subscription amounts totaling $7,764,400, but has not yet broken impounds to utilize these funds.

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Although our Manager intends on identifying multifamily and commercial properties in which we will invest our proceeds, there is no guarantee that we will acquire any such investments. Acquisitions will depend highly on our funding, the availability of those funds, the availability of multifamily and commercial properties that meet our investment criteria and the size of such properties to be invested in.

Related Party Transactions

Since our formation, we have raised $25,000 in capital from Grant Cardone, the Manager of our Manager, which was sold in exchange for 25 Class A Units on the same terms and conditions as the Class A Units being sold in our Regulation A offering. The Manager has also provided cash for the Company startup costs, and was owed $73,391 as of the date of the financial statements of the Company (June 30, 2023.) It is expected that the Manager will be reimbursed for these expenses and other expenses to be incurred in connection with this Offering once the Company breaks impounds.

The Manager received Class B Interests on January 31, 2022 as founder’s interests for no consideration.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Trends and Key Information Affecting our Performance

Through June 30, 2023, we believe that current market dynamics and underlying fundamentals suggest an overall positive trend in the United States multifamily housing industry. The Company is experiencing a wave of new renters fleeing major metros, many of whom may continue to work remotely. Job growth, increasing household formations and changing demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic, such as the increase in the average cost of first-time home ownership, increasing mortgage interest rates, and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

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Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information –Name Change

The Manager changed the Company’s name to Cardone Non Accredited Fund, LLC from Cardone Equal Opportunity Fund 2, LLC. On December 13, 2023, the Company received confirmation that the State of Delaware had processed its name change form, which was deemed effective on December 9, 2023. The file stamed copy of the Certificate of Amendment is attached hereto as Exhibit 2.3.

On December 15, 2023, the Manager unilaterally amended the Operating Agreement to reflect the Company’s new name, pursuant to its authority under Article 14. The Company’s operative Amended and Restated Operating Agreement is attached hereto as Exhibit 2.2.

The Company has also updated its subscription agreement to reflect its new name, to reflect the fact that the operating agreement was amended and correct certain inconsistencies in the capitalization of terms. The Updated Subscription agreement is attached hereto as Exhibit 4.1.

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Item 3. Financial Statements

CARDONE NON ACCREDITED FUND, LLC

Financial Statements for the Six Month Period Ended June 30, 2023

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Cardone Non Accredited Fund, LLC
Balance Sheet
As of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
Assets:	(unaudited)

Cash	$4,700	$25,100
Deferred offering costs	71,917	71,917

Total Assets	$76,617	$97,017

Liabilities and Members' Equity

Liabilities:
Accrued Expenses	$-	$20,000
Due to related parties	73,391	73,391
Total Liabilities	73,391	93,391

Members' Equity:
Class A Units, 750,000 authorized, 250 issued and outstanding as of June 30, 2023	25,000	25,000
Class B Units, 1,000 authorized, 1,000 issued and outstanding	-	-
Accumulated deficit	(21,774)	(21,374)
Total Members' Equity	3,226	3,626

Total Liabilities and Members' Equity	$76,617	$97,017

See accompanying notes, which are an integral part of these financial statements

F-1

Cardone Non Accredited Fund, LLC
Statement of Operations
For the Six Months ended June 30, 2023 and the period
from inception (January 31, 2022) to June 30, 2022

	Year Ended	Period Ended
	June 30, 2023	June 30, 2022

Net revenues	$-	$-

Expenses
Professional and other fees	400	835
Total expenses	400	835

Net loss	$(400)	$(835)

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Non Accredited Fund, LLC
Statement of Changes in Members' Equity
For the Six Months ended June 30, 2023 and the period
from inception (January 31, 2022) to December 31, 2022

		Class A		Class B
	Total	Units	Amount	Units	Amount

Proceeds from issuance of units	$25,000	250	$25,000	1,000	$-

Net loss	(835)	-	(835)	-	-

Balances, June 30, 2022	$24,165	250	$24,165	1,000	$-

Proceeds from issuance of units	$-	-	$-	-	$-

Net loss	(20,539)	-	(20,539)	-	-

Balances, December 31, 2022	$3,626	250	$3,626	1,000	$-

Proceeds from issuance of units	$-	-	$-	-	$-

Net loss	(400)	-	(400)	-	-

Balances, June 30, 2023	$3,226	250	$3,226	1,000	$-

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Non Accredited Fund, LLC
Statement of Cash Flows
For the Six Months ended June 30, 2023 and the period
from inception (January 31, 2022) to December 31, 2022

	Six Months Ended	Six Months Ended	Period Ended
	June 30, 2023	December 31, 2022	June 30, 2022

Cash flows from operating activities:
Net loss	$(400)	$(20,539)	$(835)

Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities:
Accrued Expenses	(20,000)	20,000	-
Net cash used in operating activities	(20,400)	(539)	(835)

Cash flows from financing activities:
Proceeds from issuance of Class A units	-	-	25,000
Offering costs	-	(312)	(71,605)
Advances from related parties	-	851	72,540
Net cash provided by financing activities	-	539	25,935

Net increase (decrease) in cash	(20,400)	-	25,100

Cash, beginning of period	25,100	25,100	-

Cash, end of period	$4,700	$25,100	$25,100

Supplemental Disclosure of Cash Flow Information:
Interest Paid	$-	$-	$-
Income taxes paid	$-	$-	$-

See accompanying notes, which are an integral part of these financial statements

F-4

CARDONE NON ACCREDITED FUND, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023

NOTE 1: NATURE OF OPERATIONS

Cardone Non Accredited Fund, LLC (the “Company”) formerly known as Cardone Equal Opportunity Fund II is a limited liability company organized January 31, 2022 under the laws of Delaware. The Company was organized to invest primarily in real estate within the multifamily or commercial real estate segment. The Company is located in Aventura, Florida. The Company was formed to raise up to $75 million under Regulation A from a wide range of investors, with a primary focus on individual non-accredited investors, to acquire multifamily and commercial real estate either directly or through joint-ventures. The fundraising activity will be primarily done through Cardone Capital LLC’s (the “Manager”) online platform.

As of June 30, 2023, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, issuance of 250 Class A Units to Grant Cardone, Manager of Cardone Capital LLC on the same terms as those being sold in the Company’s Regulation A offering, issuance of 1,000 Class B Units to the Manager, and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Risks and Uncertainties

The Company has no operating history and has not generated revenue from operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multifamily and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A Plus. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

F-5

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering”. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Company intends to commence during 2023 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheet. The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $71,917 are capitalized as of June 30, 2023.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year in which the first real estate investment is purchased. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

NOTE 3: MEMBERS’ EQUITY

The Company is offering 749,750 Class A Units at $100 per unit through a Tier II offering pursuant to Regulation A under the Securities Act and it intends to sell the units directly to investors and not through registered broker-dealers who are paid commission. The minimum investment is $1,000. The maximum amount to be raised in the offering is $75 million. The Investors who contribute capital to the Company shall upon acceptance by the Manager of their subscriptions become Class A Members in the Company. The Capital Contributions of the Class A Members shall result in eighty (80%) of the total interests in the Company. As of June 30, 2023, 250 Class A Units had been issued to Grant Cardone for the same amount and on the same conditions as the Class A Units being offered in the Company’s Regulation A Offering..

The Manager’s Class B Units have been issued as founder’s units at no consideration and will be a 20% profits interest.

The Company is governed by its operating agreement dated January 31, 2022, which limits the liability of its members to their total capital contributions and provides for the Company to continue in perpetuity until dissolved in accordance with the operating agreement. Class A Units are non-voting units on any matters. Class B Units are entitled to one vote per Class B Unit on all matters upon which the Members have the right to vote under the operating agreement.

In accordance with the operating agreement, distributions will be declared and distributed at least annually. The Manager intends on generally allocating 80% of the distributions to the Class A Members and 20% to the Class B Member. At the Manager’s discretion, the Manager may reallocate any Distributable Cash from the Class B Members to the Class A Members. The Manager also has discretion to reallocate Distributable Cash from the Class A Members to the Class B Member so long as at least 80% of all Distributable Cash to date is allocated to the Class A Members. For further details on Member distributions see the offering circular.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Manager and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses. The Manager will only request reimbursement once the Company has raised more than $1 million.

F-6

As of June 30, 2023, there was $73,391 incurred by a related party on the Company’s behalf and are shown as a component of due to related parties on the accompanying balance sheet. This related party advance is unsecured, interest-free, and repayable on demand.

Acquisition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment.

Financing Coordination Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of each loan placed on the asset funded by a third party, whether at acquisition or pursuant to a refinancing transaction. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment.

Disposition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly.

NOTE 5: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 15, 2023, the date the financial statements were available to be issued.

The Company started offering Class A Units on September 30, 2023. As of December 15, 2023, the Company has received subscription amounts totaling $7,764,400, but has not yet broken impounds to utilize these funds, and has not admitted these Class A Subscribers to the Company.

F-7

Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 2.1 to Cardone Non Accredited Fund, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 27, 2023 (File No. 024-12283)

Exhibit 2.2	Amended & Restated Operating Agreement, dated December 15, 2023
Exhibit 2.3	Amendment to Certificate of Formation
Exhibit 4.1	Subscription Agreement (Updated December 18, 2023)
Exhibit 6.1*

Transfer Agency and Service Agreement with Computershare Trust Company, N.A. and Computershare Inc. (Incorporated by reference to Exhibit 6.1 to Cardone Non Accredited Fund, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 27, 2023 (File No. 024-12283)

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Non Accredited Fund, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	December 18, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC, the issuer’s Manager	December 18, 2023
Grant Cardone	(Principal Executive Officer)

/s/ Mark Fajack	Chief Financial Officer of Cardone Real Estate Acquisitions LLC	December 18, 2023
Mark Fajack	(Principal Financial Officer; Principal Accounting Officer)

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